UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2013.

or

☐	Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.

For the transition period from                      to                     .

Commission file number 1-02658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stewart 401(k) Savings Plan

1980 Post Oak Blvd

Houston, TX 77056-3899

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stewart Information Services Corporation

(a Delaware Corporation)

74-1677330

1980 Post Oak Blvd

Houston, Texas 77056-3899

Telephone Number—Area Code (713) 625 -8100

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart 401(k) Savings Plan:

Reports of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits—December 31, 2013 and 2012

Statement of Changes in Net Assets Available for Benefits—

        Year Ended December 31, 2013

Notes to Financial Statements—December 31, 2013 and 2012

Supplemental Schedule -

Supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) –

December 31, 2013

Signature

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

Exhibit 23.2—Consent of Independent Registered Public Accounting Firm

STEWART 401(K) SAVINGS PLAN

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

Stewart 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Stewart 401(k) Savings Plan (the Plan) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with generally accepted accounting principles in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Weaver and Tidwell, LLP

Houston, Texas

June 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

Stewart 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Stewart 401(k) Savings Plan (the Plan) as of December 31, 2012. This financial statement is the responsibility of Plan management. Our responsibility is to express an opinion on the statement of net assets available for benefits of the Plan as of December 31, 2012 based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Doeren Mayhew

Houston, Texas

June 27, 2013

STEWART 401(K) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
ASSETS:
Investments, at fair value	$271,889,294	$217,822,989
Noninterest—bearing cash	925,373	663,545
Receivables:
Notes receivable from plan participants	6,159,434	5,783,502
Employer contributions	—	2,080,140
Securities sales receivable	38,727	198,679
Other plan receivables	—	23,715

Total receivables	6,198,161	8,086,036

Total assets	279,012,828	226,572,570

LIABILITIES:
Securities purchases payable	964,101	867,189
Administrative expense payable	—	18,750
Excess contribution refunds	—	161,294

Total liabilities	964,101	1,047,233

Total net assets available for benefits	$278,048,727	$225,525,337

See accompanying notes to financial statements.

STEWART 401(K) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

ADDITIONS TO NET ASSETS:
Contributions:
Plan participants	$18,621,447
Employer	5,117,288
Rollovers	1,644,579

Total contributions	25,383,314

Investment income:
Dividends, capital gains and interest	9,112,556
Net appreciation of investments	35,587,822

Total investment income	44,700,378

Interest on notes receivable from plan participants	266,921

Total additions to net assets	70,350,613

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	17,662,944
Administrative expenses	164,279

Total deductions from net assets	17,827,223

Net increase in net assets available for benefits	52,523,390
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	225,525,337

End of year	$278,048,727

See accompanying notes to financial statements.

STEWART 401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1) DESCRIPTION OF THE PLAN

The Stewart 401(k) Savings Plan (the Plan) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (STG). STG is a wholly owned subsidiary of Stewart Information Services Corporation (SISCO). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by STG (the Plan Administrator) and Wells Fargo Bank of Texas, N.A., the Plan’s trustee and record keeper (Wells Fargo). An administrative committee of executives (the Administrative Committee) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of Wells Fargo.

The following description of the Plan presented below provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	Employee Participation

The Plan is made available to eligible employees of STG and its affiliates (collectively the Company). All eligible employees, as defined by the Plan, are eligible to participate in the Plan immediately upon hire.

(b)	Contributions

Plan participants may defer up to fifty percent (50%) of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (the IRC). A participant may make deferrals on a pretax basis (401(k) contributions) or after-tax basis (Roth 401(k) contributions), or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2013 and 2012, excess contribution refunds were due to Plan participants in the amount of $0 and $161,294, respectively.

On January 1, 2013, the Plan was amended to add an automatic enrollment feature of three percent (3%) of the participant’s eligible compensation unless elected otherwise. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.

The Company’s matching contribution is equal to fifty cents for each one dollar of considered compensation contributed (other than catch-up contributions) up to a maximum of six percent (6%) of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. On November 21, 2008, STG’s Board of Directors voted to temporarily suspend the Company’s matching contributions effective January 1, 2009 and such contributions remained suspended through 2012. Beginning January 2013, the Company’s matching contributions were reinstated.

The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, shall be calculated quarterly or annually, as elected and allocated equally to all eligible participants, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. For the Plan year ended December 31, 2013 the Company made no discretionary contributions to the Plan.

Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document.

(c)	Participant Accounts

Each participant’s account is credited with the elected deferral amount and allocations of (a) the Company’s employer matching contribution, (b) the Company’s discretionary contribution, if any, and (c) Plan earnings, and charged with an allocation of administrative expenses. Net investment income (loss) is allocated to each participant’s accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service. A participant is one hundred percent (100%) vested after three (3) years of service.

(e)	Investment Options

Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2013 and 2012, the Plan offers fifteen mutual funds (including six target date funds), one common collective trust fund, and the SISCO Stock Fund as investment options. Certain limitations apply under the Plan.

The SISCO Stock Fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund S, a common collective trust fund, which is not available as an investment option. Wells Fargo is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.

The Plan utilizes a portion of the Wells Fargo Advantage Cash Investment Money Market Service Fund (the Expense Reserve Fund), a mutual fund, for the investment of funds deposited for the payment of administrative expenses for the Plan. This portion of the fund is nonparticipant-directed and is not available as an investment option by Plan participants.

(f)	Payment of Benefits

Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death, disability or other termination of employment.

Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death or disability. Participants who have attained age 59 1/2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company in the form of an in-service distribution.

The Plan also provides for a hardship withdrawal of all or any portion of a participant’s vested accounts, subject to the provisions of the Plan.

Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Participants with account balances greater than $5,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. If the participants’ vested account balance is $5,000 or less, payment must be made in a lump-sum distribution. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.

(g)	Forfeited Accounts

As of December 31, 2013 and 2012, forfeited non-vested accounts totaled $89,783 and $10,626, respectively. These accounts may be used to pay Plan administrative expenses or may be used to offset future Company matching or discretionary contributions as determined allowable under the provisions of the Plan. During 2013, $62,920 was used to pay administrative expenses of the Plan and discretionary contributions were reduced by $1,720.

(h)	Notes Receivable from Plan Participants

A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or fifty percent (50%) of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee. Such earnings are shown as interest on notes receivable from Plan participants.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting. Benefits paid to participants are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis and dividend and capital gain income is recorded on the ex-dividend date. Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments. Certain other investment income is recorded and shown offset by related investment expenses.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(f)	Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements or are paid from available forfeitures, as determined allowable under the provisions of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

(3) INVESTMENTS

The following table presents all Plan investments (participant-directed and non-participant directed) which exceed 5% of the Plan’s net assets at December 31, 2013 and 2012:

	2013		2012
Wells Fargo Advantage Index Fund	$40,605,474		$31,359,776
Wells Fargo Advantage Cash Investment Money Market Fund I	27,343,535		25,150,565
Wells Fargo Bond Index Fund N	18,721,065		22,915,400
Dodge & Cox Stock Fund	33,256,061		21,821,067
Wells Fargo Dow Jones Target 2020 Fund I	—	*	19,420,114
Fidelity Advisor Spartan International Index Fund – Class I	18,160,574		14,342,050
Wells Fargo Dow Jones Target 2030 Fund I	—	*	12,302,968
Dreyfus Small Cap Stock Index Fund	17,348,704		11,120,191
T. Rowe Price New America Growth	15,487,687		10,400,947	*
Wells Fargo Advantage Dow Jones Target 2020-R4	21,885,585		—	*
Wells Fargo Advantage Dow Jones Target 2030-R4	16,342,227		—	*

*	presented for comparative purposes only

The following table presents the net appreciation (depreciation) of all Plan investments (participant-directed and non-participant directed) for the year ended December 31, 2013 by investment type:

Mutual funds	$34,649,136
Common stock	1,798,691
Common collective trust funds	(577,613)

Total net appreciation of investments	$35,870,214

(4) FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1 and 2 as of December 31, 2013.

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds -
Large equity funds	$73,861,535	$—	$—	$73,861,535
Small equity funds	41,448,813	—	—	41,448,813
International equity fund	18,160,574	—	—	18,160,574

Total equity funds	133,470,922	—	—	133,470,922

Balanced funds	58,538,201	—	—	58,538,201
Large growth fund	15,487,687	—	—	15,487,687
Money market funds	27,343,535	—	—	27,343,535
Fixed income fund	8,150,262	—	—	8,150,262

Total mutual funds	242,990,607	—	—	242,990,607

Common stock	10,177,622	—	—	10,177,622
Common collective trust funds:
Fixed income fund (a)	—	18,721,065	—	18,721,065

Total common collective trust funds	—	18,721,065	—	—

Total assets at fair value	$253,168,229	$18,721,065	$—	$271,889,294

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds -
Large equity funds	$53,180,843	$—	$—	$53,180,843
Small equity funds	27,001,601	—	—	27,001,601
International equity fund	14,342,050	—	—	14,342,050

Total equity funds	94,524,494	—	—	94,524,494

Balanced funds	48,701,149	—	—	48,701,149
Large growth funds	10,400,947	—	—	10,400,947
Money market funds	25,150,565	—	—	25,150,565
Fixed income fund	7,641,373	—	—	7,641,373

Total mutual funds	186,418,528	—	—	186,418,528

Common stock	8,180,319	—	—	8,180,319
Common collective trust funds:
Fixed income fund (a)	—	22,915,400	—	22,915,400
Money market fund	—	308,742	—	308,742

Total common collective trust funds	—	23,224,142	—	23,224,142

Total assets at fair value	$194,598,847	$23,224,142	$—	$217,822,989

(a)	This category represents a common collective trust that seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Barclays Government/Credit Bond Index. The Fund is an index fund that invests in the debt securities of companies that compose the Index. The Fund will pursue its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A. At December 31, 2013 and December 31, 2012, there were no redemption restrictions on this fund.

(5) PLAN TERMINATION

The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.

(6) RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trust funds managed by the trustee of the Plan. Fees paid by the Plan for investment management were included as a reduction of the return earned on each fund and are included in net appreciation in fair value of the investment. Certain Plan investments held are shares of SISCO common stock. Transactions with the trustee, the Company and SISCO qualify as party-in-interest transactions and are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7) TAX STATUS

The Plan received its latest favorable determination letter dated July 8, 2013, in which the Internal Revenue Service (the IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8) SUBSEQUENT EVENTS

Subsequent events that have occurred after December 31, 2013 through the issuance of the financial statements have been evaluated.

Effective May 1, 2014, the Plan changed its investment trustee and record keeper from Wells Fargo to Charles Schwab at the discretion of Plan management.

STEWART 401(K) SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Plan Sponsor Number: 74-0924290				Plan Number: 002
Party- in- interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value Participant Directed Investments:	Cost	Current value
*	Wells Fargo Bank of Texas, N.A.	Bond Index Fund N	**	$18,721,065
*	Wells Fargo Bank of Texas, N.A.	Advantage Cash Investment Money Market Fund – Class I	**	27,343,535
*	Wells Fargo Bank of Texas, N.A.	Advantage Index Fund – Admin Class	**	40,605,474
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target Today Fund I	**	6,802,860
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2010 Fund I	**	1,651,586
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2020 Fund I	**	21,885,585
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2030 Fund I	**	16,342,227
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2040 Fund I	**	9,434,469
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2050 Fund I	**	2,421,474
	Invesco AIM Investment Services, Inc.	Small Cap Growth Fund – Class I	**	10,767,554
	Dodge & Cox Funds	Stock Fund	**	33,256,061
	Dreyfus Family of Funds	Small Cap Stock Index Fund	**	17,348,704
	Goldman Sachs Funds	Small Cap Value Fund	**	13,332,555
	Goldman Sachs Funds	Short Duration Government Fund – Class I	**	8,150,262
	T Rowe Price	New America Growth	**	15,487,687
	Fidelity Investments	Advisor Spartan International Fund – Class I	**	18,160,574
*	Stewart Information Services Corporation	Common Stock	**	10,177,622
	Notes receivables from plan participants	Interest rates from 4.25% to 9.00%	**	6,159,434

		Total (Held at End of Year)		$278,048,728

*	A party-in-interest as defined by ERISA.
**	Cost information is not required as these assets are participant-directed.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2014

By:	/s/ Susan McLauchlan
Susan McLauchlan, Chief Human Resources Officer and Chairman -Administrative Committee of the Stewart 401(k) Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Weaver and Tidwell, LLP to the incorporation by reference into the Registration Statement (File No. 033-062535) on Form S-8 of Stewart Information Services Corporation of its report, dated June 27, 2014, with respect to the audited financial statements of the Stewart 401(k) Savings Plan as of December 31, 2013.

23.2	Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 033-062535) on Form S-8 of Stewart Information Services Corporation of its report, dated June 27, 2013, with respect to the audited financial statement of the Stewart 401(k) Savings Plan as of December 31, 2012.